Filed pursuant to Rule 424(b)(3)

Registration No. 333-249542

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 19, 2020)

WEC Energy Group, Inc.

Stock Plus Investment Plan

This prospectus supplement amends our prospectus dated October 19, 2020 (the “Prospectus”), filed as part of our registration statement on Form S-3ASR (Registration No. 333-249542) related to our Stock Plus Investment Plan (the “Plan”). This prospectus supplement should be read in conjunction with the Prospectus, is qualified by reference to the Prospectus, and may not be delivered without the Prospectus. Except as expressly stated in this prospectus supplement, all information set forth in the Prospectus is unchanged. Capitalized terms used in this prospectus supplement but not defined herein will have the same meanings as specified in the Prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “WEC.”

Investing in our common stock involves various risks. Before participating in the Plan or before purchasing shares of our common stock, see “Risk Factors” on page 3 of the accompanying Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement constitutes part of the Prospectus and should be retained for future reference.

The date of this prospectus supplement is

September 8, 2022

This supplement updates information contained in the Prospectus relating to the purchase of Plan shares. In addition, the following change will be effective October 4, 2022:

The Plan is implementing a change for receipt of funds by check or electronic funds transfer (“ETF”). The plan administrator will wait up to three business days after receipt of funds by check or ETF before purchasing shares for optional cash investment. Accordingly, if a participant in the Plan elects to make optional cash payments by check or ETF, the Plan administrator must receive these funds at least three business days prior to the related investment date. This updates the current requirement that funds reach the Plan administrator at least one business day before an investment date.

Accordingly, effective October 4, 2022, Question 7, “When are shares purchased under the Plan”, on page 7 of the Prospectus, is revised to read as follows:

“7.    When are shares purchased under the plan?

Optional Cash Investments. Purchases for optional cash investments are made twice each month, beginning on the first and the fifteenth day of each month, or the next business day if the first or the fifteenth falls on a weekend or holiday. Depending on the number of shares being purchased and current trading volume in the shares, purchases may be executed in multiple transactions and may be made over more than one day. Your cash investment must reach the plan administrator at least three business days before an investment date. If your investment is received too late to be invested on a particular investment date, it will be held until the next investment date, without interest.

Automatic Investment Option. If you participate in the automatic investment option, your investment will be deducted from your bank account on the 25th day of the month, or if such date is not a business day, on the next business day, and invested on the first business day of the following month.

Dividend Reinvestments. Dividends reinvested under the plan are invested on the dividend payment dates, generally March 1, June 1, September 1, and December 1, or the first business day following a payment date.

When purchasing shares on the open market, the plan administrator, at its discretion, may purchase the shares over a period of several days in order to minimize price fluctuations.

The plan administrator will make every effort to invest funds in common stock as soon as practicable on or after each investment date. In the event that any portion of any cash dividends or initial or optional cash investments paid to the plan administrator under the plan is not invested within 30 days after the dividend payment date or within 35 days after receipt of cash investments, that portion will be returned to the participants affected without interest.

Upon notification by WEC Energy Group of a pending dividend payment date, the plan administrator may, at its discretion, purchase common stock beginning three business days in advance of the dividend payment date.”